September 11, 2012

Via EDGAR

Securities and Exchange Commission

ATTN: Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4628

Re: Comment letter dated September 6, 2012

Solitario Exploration & Royalty Corp. ("Solitario or the "Company”)

Form 10-K for the Year Ended December 31, 2011

Filed March 12, 2012

SEC File No. 001-32978

Dear Ms. Jenkins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

•	Solitario is responsible for the adequacy and accuracy of the disclosure in our filing with the Securities and Exchange Commission (the "SEC"); and
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filing; and
•	Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Form 10-K for Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page 58

1.	We note that the auditor’s report included in your Form 10-K is missing the conformed signature of the independent registered public accounting firm. Please revise the Form 10-K to provide an accountant’s report with a conformed signature. This comment also applies to the accountant’s consent, filed as Exhibit 23.1. Refer to Rule 2-02(a) of Regulation S-X and Item 302 of Regulation S-T.

RESPONSE:

Please refer to Solitario’s filing on Form 10-K/A, Amendment No. 1, filed September 10, 2012 (the “Amendment”). In this filing, the auditor’s report includes the conformed signature of Solitario’s independent registered public accounting firm, and the consent filed as Exhibit 23.1 also contains the appropriate confirmed signature. In addition as part of our review of the original filing we also noted an incorrect form of the consent of SRK Consulting (US) Inc., was filed, and we included Exhibit 23.2 with the proper information in the Amendment.

As part of the Form 10-K/A, Amendment No. 1 filing, we have included the required Certifications of our Chief Executive Officer and Chief Financial Officer. The Amendment includes an explanatory note explaining the revisions contained therein.

Item 9A. Controls and Procedures, page 87

2.	Confirm to us that you will disclose in future Exchange Act filings whether or not there were any changes in your internal control over financial reporting pursuant to Item 308(c) of Regulation S-K.

RESPONSE:

We confirm that we will disclose in future filings pursuant to the Securities and Exchange Act of 1934 (the “Exchange Act”) whether or not there were any changes in our internal control over financial reporting pursuant to Item 308(c) of Regulation S-K and if there are any such changes, those changes will be disclosed.

SUMMARY AND CONCLUSION:

As a result of the filing of the Amendment, and our assurance that we will disclose in future Exchange Act filings whether or not there were any changes in our internal control over financial reporting, Solitario respectfully submits that it has addressed the comments in the Staff’s letter dated September 6, 2012.

If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely,

/s/ James R. Maronick

CFO

Solitario Exploration & Royalty Corp.